July 11, 2025

Jianing Yang
Chief Executive Officer, President, Secretary, Treasurer and Director Yellowstone Group Ltd.
48 Janice Street, Seven Hills
Sydney, NSW 2147, Australia

        Re: Yellowstone Group Ltd.
            Registration Statement on Form S-1
            Filed June 16, 2025
            File No. 333-288068
Dear Jianing Yang:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 16, 2025
Cover Page

1. We note your disclosure that, "[w]hile Ms. Yang continues to control 100% of the voting power in our Company, Ms. Yang will have effective control over the
       Company," and "[i]f all 8,000,000 shares are sold, Ms. Yang will hold 71.43% of the stock." Please revise to clarify that Ms. Yang will continue to have effective control over you if all 8,000,000 shares are sold, if true, and that through Ms. Yang's majority ownership, Ms. Yang will have the ability to control the outcome of matters submitted to stockholders for approval, including the election of directors, amendments to your organizational documents and any merger, consolidation, or major corporate transaction, as you suggest on page 6. In your risk factor on page 6, revise your disclosure to state that Ms. Yang will control all such matters as opposed to
       "substantially influence," if true.
 July 11, 2025
Page 2
Prospectus Summary, page 1

2. Please revise to prominently disclose for investors that you have conducted minimal operations and generated minimal revenue, that there is substantial doubt about your ability to continue as a going concern, and that you incurred a net loss from inception through March 31, 2025.
Business & Revenue Model, page 17

3. You disclose that you offer specialized financial consulting services under annual service agreements. Disclose whether you have entered into an annual service agreement with either of the two companies for which you have provided services to date.
4. You disclose that you prepare detailed financial statements and reports crafted to meet requirements of the U.S. Securities and Exchange Commission and that the annual reports you deliver are fully compliant with SEC regulations. Please clarify whether
       Yellowstone Group Ltd is providing audited financial statements and an audit report as a part of such services. If so, please disclose how Yellowstone Group Ltd meets the qualifications to issue an audit report for issuers filing a registration statement with the SEC, including PCAOB registration.
Statements of Cash Flows, page F-7

5.     We note your disclosure on page 29 that your sole director, Ms. Jianing
Yang,
       advanced $5,455 to the Company, which is unsecured and non-interest bearing with repayable on demand. Please tell us of your consideration for classifying the amount due to related parties as cash flows from financing activity pursuant to ASC 230-10-
       45-14b and 15b.
General

6. Please provide a table showing your capitalization and indebtedness as of the latest balance sheet date of your filing showing your capitalization on an actual basis and, if applicable, as adjusted to reflect the sale of new securities being issued and the intended application of the net proceeds therefrom.
7. It appears that you may be a shell company as defined in Rule 405 under the
       Securities Act of 1933. We note that you have nominal operations, assets consisting solely of cash and cash equivalents, no expenditures in furtherance of your business plan, and minimal revenues to date. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. July 11, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services